Exhibit 99.1

PDD Holdings Announces Fourth Quarter 2022 and Fiscal Year 2022 Unaudited Financial Results

DUBLIN and SHANGHAI, March 20, 2023 (GLOBE NEWSWIRE) – PDD Holdings Inc. (“PDD Holdings” or the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2022.

Fourth Quarter 2022 Highlights

•	Total revenues in the quarter were RMB39,820.0 million (US$[1]5,773.4 million), an increase of 46% from RMB27,230.9 million in the same quarter of 2021.

•	Operating profit in the quarter was RMB9,113.7 million (US$1,321.4 million), an increase of 32% from RMB6,907.0 million in the same quarter of 2021. Non-GAAP[2] operating profit in the quarter was RMB11,600.1 million (US$1,681.9 million), an increase of 38% from RMB8,399.7 million in the same quarter of 2021.

•	Net income attributable to ordinary shareholders in the quarter was RMB9,453.7 million (US$1,370.7 million), an increase of 43% from RMB6,619.5 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB12,105.8 million (US$1,755.2 million), an increase of 43% from RMB8,444.4 million in the same quarter of 2021.

“In 2022, we focused on strengthening our core capabilities to improve our technological know-how and bring the benefits of digitalization to society,” said Mr. Lei Chen, Chairman and Chief Executive Officer of PDD Holdings. “As we enter the new year, we remain dedicated to creating value for all stakeholders through innovation.”

“We continued our technology focus with our annual R&D spending exceeding RMB 10 billion,” said Ms. Jun Liu, VP of Finance of PDD Holdings. “We will further step up our investments in technology to drive sustainable growth of our company.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non- GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Fourth Quarter 2022 Financial Results

Total revenues were RMB39,820.0 million (US$5,773.4 million), an increase of 46% from RMB27,230.9 million in the same quarter of 2021. The increase was primarily due to an increase in revenues from online marketing services and transaction services, partially offset by the decrease of revenues from merchandise sales.

•	Revenues from online marketing services and others were RMB30,965.2 million (US$4,489.5 million), an increase of 38% from RMB22,425.0 million in the same quarter of 2021.

•	Revenues from transaction services were RMB8,796.6 million (US$1,275.4 million), an increase of 86% from RMB4,724.2 million in the same quarter of 2021.

•	Revenues from merchandise sales were RMB58.2 million (US$8.4 million), a decrease of 29% from RMB81.7 million in the same quarter of 2021.

Total costs of revenues were RMB8,926.7 million (US$1,294.3 million), an increase of 37% from RMB6,515.5 million in the same quarter of 2021. The increase mainly came from the increased server cost due to a one-off rebate in the fourth quarter of 2021 and increased fulfilment fees.

Total operating expenses were RMB21,779.6 million (US$3,157.7 million), compared with RMB13,808.4 million in the same quarter of 2021.

•	Sales and marketing expenses were RMB17,732.4 million (US$2,571.0 million), an increase of 56% from RMB11,365.8 million in the same quarter of 2021, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB1,640.5 million (US$237.9 million), an increase of 291% from RMB420.0 million in the same quarter of 2021, primarily due to an increase in staff related costs.

•	Research and development expenses were RMB2,406.7 million (US$348.9 million), an increase of 19% from RMB2,022.6 million in the same quarter of 2021. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and server cost.

Operating profit in the quarter was RMB9,113.7 million (US$1,321.4 million), an increase of 32% from RMB6,907.0 million in the same quarter of 2021. Non-GAAP operating profit in the quarter was RMB11,600.1 million (US$1,681.9 million), an increase of 38% from RMB8,399.7 million in the same quarter of 2021.

Net income attributable to ordinary shareholders in the quarter was RMB9,453.7 million (US$1,370.7 million), an increase of 43% from RMB6,619.5 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB12,105.8 million (US$1,755.2 million), an increase of 43% from RMB8,444.4 million in the same quarter of 2021.

Basic earnings per ADS was RMB7.42 (US$1.08) and the diluted earnings per ADS was RMB6.52 (US$0.95), compared with basic earnings per ADS of RMB5.26 and diluted earnings per ADS of RMB4.66 in the same quarter of 2021. Non-GAAP diluted earnings per ADS was RMB8.34 (US$1.21), compared with RMB5.88 in the same quarter of 2021.

Net cash generated from operating activities was RMB26,550.3 million (US$3,849.4 million), compared with RMB16,399.8 million in the same quarter of 2021, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB149.4 billion (US$21.7 billion) as of December 31, 2022, compared with RMB92.9 billion as of December 31, 2021.

Fiscal Year 2022 Financial Results

Total revenues were RMB130,557.6 million (US$18,929.1 million), representing an increase of 39% from RMB93,949.9 million in 2021. The increase was primarily due to an increase in revenues from online marketing services and revenues from transaction services, partially offset by the decrease of revenues from merchandise sales.

•	Revenues from online marketing services and others were RMB102,721.9 million (US$14,893.3 million), representing an increase of 42% from RMB72,563.4 million in 2021.

•	Revenues from transaction services were RMB27,626.5 million (US$4,005.5 million), representing an increase of 95% from RMB14,140.4 million in 2021.

•	Revenues from merchandise sales were RMB209.2 million (US$30.3 million), a decrease of 97% from RMB7,246.1 million in 2021.

Total costs of revenues were RMB31,462.3 million (US$4,561.6 million), a slight decrease of 1% from RMB31,718.1 million in 2021.

Total operating expenses were RMB68,693.4 million (US$9,959.6 million), compared with RMB55,335.1 million in 2021.

•	Sales and marketing expenses were RMB54,343.7 million (US$7,879.1 million), an increase of 21% from RMB44,801.7 million in 2021, mainly due to the increased spending in promotion and advertising activities.

•	General and administrative expenses were RMB3,964.9 million (US$574.9 million), an increase of 157% from RMB1,540.8 million in 2021, primarily due to an increase in staff related costs.

•	Research and development expenses were RMB10,384.7 million (US$1,505.6 million), an increase of 15% from RMB8,992.6 million in 2021. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit was RMB30,401.9 million (US$4,407.9 million), an increase of 341% from RMB6,896.8 million in 2021. Non-GAAP operating profit was RMB38,120.3 million (US$5,526.9 million), an increase of 227% from RMB11,671.5 million in 2021.

Net income attributable to ordinary shareholders was RMB31,538.1 million (US$4,572.6 million), an increase of 306% from RMB7,768.7 million in 2021. Non-GAAP net income attributable to ordinary shareholders was RMB39,529.7 million (US$5,731.3 million), an increase of 186% from RMB13,829.5 million in 2021.

Basic earnings per ADS was RMB24.94 (US$3.62) and the diluted earnings per ADS was RMB21.93 (US$3.18), compared with basic earnings per ADS of RMB6.20 and diluted earnings per ADS of RMB5.44 in 2021. Non-GAAP diluted earnings per ADS was RMB27.45 (US$3.98), compared with RMB9.56 in 2021.

Net cash generated from operating activities was RMB48,507.9 million (US$7,033.0 million), compared with RMB28,783.0 million in 2021, mainly due to the increase in net income and the changes in working capitals.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM ET on Monday, March 20, 2023 (11:30 AM GMT and 7:30 PM HKT on the same day).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit and non-GAAP net income attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of certain investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s and global e-commerce markets; changes in its revenues and certain cost or expense items; the expected growth of China’s and global e-commerce markets; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD Holdings

PDD Holdings is a multinational commerce group that owns and operates a portfolio of businesses, including Pinduoduo and Temu. PDD Holdings aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and new opportunities.

For more information, please visit www.pddholdings.com.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,426,715	34,326,192	4,976,830
Restricted cash	59,617,256	57,974,225	8,405,473
Receivables from online payment platforms	673,737	587,696	85,208
Short-term investments	86,516,618	115,112,554	16,689,751
Amounts due from related parties	4,250,155	6,318,830	916,144
Prepayments and other current assets	3,424,687	2,298,379	333,235
Total current assets	160,909,168	216,617,876	31,406,641

Non-current assets
Property, equipment and software, net	2,203,323	1,044,847	151,489
Intangible assets	701,220	134,002	19,428
Right-of-use assets	938,537	1,416,081	205,312
Deferred tax assets	31,504	1,045,030	151,515
Other non-current assets	16,425,966	16,862,117	2,444,777
Total non-current assets	20,300,550	20,502,077	2,972,521

Total Assets	181,209,718	237,119,953	34,379,162

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,963,007	1,676,391	243,054
Customer advances and deferred revenues	1,166,764	1,389,655	201,481
Payable to merchants	62,509,714	63,316,695	9,180,058
Accrued expenses and other liabilities	14,085,513	20,960,723	3,039,019
Merchant deposits	13,577,552	15,058,229	2,183,238
Convertible bonds, current portion[3]	-	13,885,751	2,013,245
Lease liabilities	427,164	602,036	87,287
Total current liabilities	93,729,714	116,889,480	16,947,382

Non-current liabilities
Convertible bonds[3]	11,788,907	1,575,755	228,463
Lease liabilities	544,263	870,782	126,252
Deferred tax liabilities	31,291	13,025	1,888
Other non-current liabilities	996	-	-
Total non-current liabilities	12,365,457	2,459,562	356,603

Total Liabilities	106,095,171	119,349,042	17,303,985

Shareholders’ equity
Ordinary shares	161	170	25
Additional paid-in capital[3]	95,340,819	99,250,468	14,389,965
Statutory reserves	-	5,000	725
Accumulated other comprehensive (loss)/ income[3]	(2,519,900)	3,322,238	481,679
Accumulated (deficits)/ surplus[3]	(17,706,533)	15,193,035	2,202,783
Total Shareholders’ Equity	75,114,547	117,770,911	17,075,177

Total Liabilities and Shareholders’ Equity	181,209,718	237,119,953	34,379,162

3 The Company adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using the modified retrospective method with a cumulative-effect adjustment to the opening balance of convertible bonds, additional paid-in capital, accumulated other comprehensive income/ (loss) and accumulated surplus/ (deficits).

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	27,230,862	39,820,028	5,773,361	93,949,939	130,557,589	18,929,071
Costs of revenues	(6,515,509)	(8,926,705)	(1,294,251)	(31,718,093)	(31,462,298)	(4,561,604)
Gross profit	20,715,353	30,893,323	4,479,110	62,231,846	99,095,291	14,367,467

Sales and marketing expenses	(11,365,829)	(17,732,384)	(2,570,954)	(44,801,720)	(54,343,719)	(7,879,099)
General and administrative expenses	(419,962)	(1,640,527)	(237,854)	(1,540,774)	(3,964,935)	(574,862)
Research and development expenses	(2,022,595)	(2,406,677)	(348,935)	(8,992,590)	(10,384,716)	(1,505,642)
Total operating expenses	(13,808,386)	(21,779,588)	(3,157,743)	(55,335,084)	(68,693,370)	(9,959,603)

Operating profit	6,906,967	9,113,735	1,321,367	6,896,762	30,401,921	4,407,864

Interest and investment income, net	914,643	1,351,698	195,978	3,061,662	3,997,100	579,525
Interest expenses	(303,116)	(12,221)	(1,772)	(1,231,002)	(51,655)	(7,489)
Foreign exchange gain/ (loss)	48,105	(23,819)	(3,453)	71,750	(149,710)	(21,706)
Other income, net	115,086	168,825	24,477	656,255	2,221,358	322,066

Profit before income tax and share of results of equity investees	7,681,685	10,598,218	1,536,597	9,455,427	36,419,014	5,280,260
Share of results of equity investees	16,680	(78,908)	(11,441)	246,828	(155,285)	(22,514)
Income tax expenses	(1,078,819)	(1,065,613)	(154,499)	(1,933,585)	(4,725,667)	(685,157)
Net income	6,619,546	9,453,697	1,370,657	7,768,670	31,538,062	4,572,589

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net income	6,619,546	9,453,697	1,370,657	7,768,670	31,538,062	4,572,589
Net income attributable to ordinary shareholders	6,619,546	9,453,697	1,370,657	7,768,670	31,538,062	4,572,589

Earnings per ordinary share:
-Basic	1.32	1.85	0.27	1.55	6.24	0.90
-Diluted	1.16	1.63	0.24	1.36	5.48	0.79

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	5.26	7.42	1.08	6.20	24.94	3.62
-Diluted	4.66	6.52	0.95	5.44	21.93	3.18

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,031,543	5,099,138	5,099,138	5,012,651	5,057,540	5,057,540
-Diluted	5,684,577	5,809,212	5,809,212	5,713,764	5,761,291	5,761,291

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	22,425,001	30,965,203	4,489,532	72,563,402	102,721,924	14,893,279
- Transaction services	4,724,189	8,796,628	1,275,391	14,140,449	27,626,494	4,005,465
- Merchandise sales	81,672	58,197	8,438	7,246,088	209,171	30,327
Total	27,230,862	39,820,028	5,773,361	93,949,939	130,557,589	18,929,071

PDD HOLDINGS INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	5,729	11,777	1,708	26,624	33,788	4,899
Sales and marketing expenses	544,492	535,550	77,647	1,612,219	2,158,676	312,979
General and administrative expenses	224,155	1,279,760	185,548	792,421	3,004,327	435,586
Research and development expenses	718,329	659,298	95,589	2,343,466	2,521,574	365,594
Total	1,492,705	2,486,385	360,492	4,774,730	7,718,365	1,119,058

PDD HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash generated from operating activities	16,399,775	26,550,262	3,849,426	28,783,011	48,507,860	7,032,979
Net cash used in investing activities	(12,692,505)	(8,559,916)	(1,241,071)	(35,562,365)	(22,361,670)	(3,242,137)
Net cash generated from/ (used in) financing activities	193	9,510	1,379	(1,875,154)	10,079	1,461
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(26,454)	(109,374)	(15,858)	(145,157)	100,177	14,524

Increase/ (decrease) in cash, cash equivalents and restricted cash	3,681,009	17,890,482	2,593,876	(8,799,665)	26,256,446	3,806,827
Cash, cash equivalents and restricted cash at beginning of period/ year	62,362,962	74,409,935	10,788,427	74,843,636	66,043,971	9,575,476
Cash, cash equivalents and restricted cash at end of period/ year	66,043,971	92,300,417	13,382,303	66,043,971	92,300,417	13,382,303

PDD HOLDINGS INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating profit	6,906,967	9,113,735	1,321,367	6,896,762	30,401,921	4,407,864
Add: Share-based compensation	1,492,705	2,486,385	360,492	4,774,730	7,718,365	1,119,058
Non-GAAP operating profit	8,399,672	11,600,120	1,681,859	11,671,492	38,120,286	5,526,922

Net income attributable to ordinary shareholders	6,619,546	9,453,697	1,370,657	7,768,670	31,538,062	4,572,589
Add: Share-based compensation	1,492,705	2,486,385	360,492	4,774,730	7,718,365	1,119,058
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	303,141	12,221	1,772	1,219,058	51,655	7,489
Add: Loss from fair value change of certain investments	29,001	153,467	22,251	67,065	221,640	32,135
Non-GAAP net income attributable to ordinary shareholders	8,444,393	12,105,770	1,755,172	13,829,523	39,529,722	5,731,271

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,747,784	5,809,212	5,809,212	5,784,465	5,761,291	5,761,291

Diluted earnings per ordinary share	1.16	1.63	0.24	1.36	5.48	0.79
Add: Non-GAAP adjustments to earnings per ordinary share	0.31	0.45	0.06	1.03	1.38	0.20
Non-GAAP diluted earnings per ordinary share	1.47	2.08	0.30	2.39	6.86	0.99
Non-GAAP diluted earnings per ADS	5.88	8.34	1.21	9.56	27.45	3.98